Exhibit 4

Board of Directors	August 9, 2026

Valion Bio, Inc.
1305 E. Houston St.
Building 1, Suite 311

San Antonio, TX 78205

Re:	Next Steps — Continued Investment and Governance Alignment

Dear Members of the Board:

Following our recent discussions, we write to set out the next steps toward continued capitalization of the Company and alignment on its governance and strategic direction.

3i holds shareholder-approved convertible structures under the Series B and Series C financing rounds and remains committed to providing further investment on the basis described below.

The next steps are as follows:

Investment. 3i will invest up to $9,000,000 under the existing shareholder-approved Series B or Series C terms, structured as $3,000,000 funded at closing, with the remaining $6,000,000 funded in installments over two months. The investment is subject to completion of customary due diligence, negotiation and execution of definitive documentation in form and substance satisfactory to 3i, and receipt of any required corporate, stockholder, and regulatory approvals. Funding of each installment is further conditioned on the Company’s continued Nasdaq listing, the Company’s implementation of and continued adherence to the operating and strategic plan agreed with the reconstituted Board, and the absence of any material adverse change in the Company’s business, condition, or prospects.

Management. Michael Handley will be terminated as Chief Executive Officer effective immediately and will cease to serve in any capacity with the Company.

Chairmanship and Board Transition. Ms. Sheryle Bolton will step down as Chair of the Board and will resign as a director, and Maier Tarlow will assume the role of Chairman effective upon execution of definitive documentation. Ms. Bolton will serve as Special Advisor to the Chairman, providing continuity through the transition. Her compensation in that role will remain at the same level as during her service as Chair. This reflects the parties’ interest in an orderly handoff and no disagreement with Ms. Bolton regarding the Company’s operations, policies, or practices.

Board Composition. Two additional directors nominated by 3i will join the Board, subject to the Board’s reasonable review and approval.

2 Wooster Street, 2nd Floor, New York, NY 10013

This letter reflects our prior discussions and is not a binding commitment to fund, which is subject to the referenced conditions. Nothing in this letter waives, modifies, or limits any right or remedy available to 3i under the Note, the Security Agreement, or the Series B and Series C transaction documents, all of which are expressly reserved.

We are prepared to move immediately to definitive documentation and expect the Board’s written confirmation of these steps without delay. Absent confirmation, 3i will proceed as it determines necessary to protect the interests of the Company and all of its shareholders.

Sincerely,

Maier Tarlow

3i, LP

By: 3i Management, LLC, its General Partner
Managing Member

2 Wooster Street, 2nd Floor, New York, NY 10013